INVEST IN CRYPTOSHARE

Peer to Peer ATM Crypto Lending Platform for Underserved Communities Worldwide!

🟦 **PITCH VIDEO** 🔲 **INVESTOR PANEL**

Why Invest in CryptoShare?!



THE APPLICATION

A Crypto Loan platform specifically targeted for Minorities & Underserved communities throughout the USA, Africa, and South America!



PEER TO PEER CRYPTO LENDING

Allows individuals to borrow and lend Crypto or Fiat currency to people around the world!



TARGET MARKET

The global Peer to Peer Lending Market is expected to grow to 558.91 billion U.S. dollars by 2027 with a Compound Annual Growth rate of 29.7% around the world!



PEER TO PEER ATMS

We want to utilize atms to allow users to instantly lend and borrow crypto or fiat currency for immediate use!



WAITING LIST

We have an interested waiting list of potentially thousands of users from our mailing list and online communities ready to use our platform!



NON CUSTODIAL EXCHANGE

This means all transactions will be Wallet to Wallet, Confidentially with no Credit Check making the possibility of being Hacked almost non existent!

worlddatascience.tech/projects   Miami FL

Technology   Software   Social Impact   Fin Tech   Minority Owned

LEAD INVESTOR ⌃

 Micheal J Murphy

As someone with years of knowledge in this space and Industry and the leader of many related groups, I believe in the project as I am in a quest to invest in people and the advancement of humanity continually. As a successful entrepreneur myself, I know how important it is to provide mentorship and funding for innovative projects. I have watched this project develop and didn't hesitate when asked to be the lead investor. I am in close contact with the Founder, and

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OVERVIEW   UPDATES `9`   WHAT PEOPLE SAY `70`   ASK A QUESTION `7`

Highlights

1. Winner of Technology Innovator Awards 2021 (awarded by Corporate Vision)!

2. Registered partners of Microsoft, Google Cloud, and Amazon Web Services!

3. Total addressable market of $534 million! Peer to peer lending is valued at $558 billion by 2027!

4. Accepted into Morrison and Foerster Black Venture Accelerator!

5. Accepted into Google for Startups Program!

6. Founder is Data Scientist with experience with companies: IBM, Chegg, Thinkful, & General Assembly!

7. A SEC Registered Financial Data Science Research & Development Company!

8. We design Advanced Blockchain and FinTech Projects!

Our Team



Anade Davis Founder

An experienced Graduate from University of South Carolina and attended Graduate school at New York Institute of Technology in New York City. He has experience working with Data Science Tech companies such as: IBM, Chegg & Thinkful.

Over a Billion people around the world do not have access to financial instruments such as credit, banks, and loans. For those that do have access to financial instruments, the issue of having access to credit and loans is another obstacle. We are going to provide International access to people to lend and borrow money without a Credit Check!



Byron Sullivan Chief Compliance Officer

Graduated with a Masters from the University of Maryland and has over 10 years of experience in Finance Industry as an Accountant with Banks, Credit Unions, and Financial Advisory Firms. Proud member of Kappa Alpha Psi Fraternity Inc!



Safir Monroe Strategic Advisor

Graduated from Howard University as an Engineer and built a successful App Startup called UNDELAY. He has 6 years of experience as a Infrastructure and Full Stack Engineer with companies such as NCR, JP Morgan, and Delta!

SEE MORE

Pitch



COMPANY OVERVIEW

- A SEC Registered Financial Data Science Research & Development Company!

- We design Advanced Blockchain and Financial Technology Projects!

- We connect People and Payments!

- We are the **"Amazon of Peer to Peer Lending"**



The Facts

- According to FDIC, over 25% of Americans are underbanked or totally unbanked!

- African Americans have the lowest Credit scores in the USA!



- Over 20% of Americans do not have credit at all!
- Over 500 million people in the United States and Latin America do not have bank accounts or good enough credit to get loans (especially Minorities)!

Our Flagship Project

- **Crypto$hare App**
  - Our Solution is Crypto$hare, a Peer to Peer Lending App that gives borrowers access to loans without a Credit Check or a Traditional Bank Account!



How Crypto$hare Works


How to Use Crypto$hare for Borrowers
STEP 1
Create Account on App or at ATM Machine
ATM
User will receive a Digital Wallet and a Virtual Debit Card connected to their E-mail Address.
STEP 2
Choose Digital or Physical Collateral
Once Borrower chooses Digital Collateral (Cryptocurrency), the Collateral will be held in a escrow and funds will be instantly available in the Digital Wallet.
If Borrower chooses Physical Collateral, the Borrower must place physical asset (Diamond Ring) in a Blockchain Smart Locker.
Once asset is approved funds will instantly be available in Digital Wallet.
STEP 3
Cash Out at ATM
ATM
Money is immediately available to withdraw at an ATM or for use online with a Digital Debit Card.
"If Loan is not paid by due date the Borrower is in Default & Collateral is immediately given to Lender"

How Crypto$hare Works


How to use Crypto$hare for Lenders
STEP 1
Create Account on App or at ATM Machine
ATM
User will receive a Digital Wallet and a Virtual Debit Card connected to their E-mail Address.
STEP 2
Fund your Digital Wallet
ATM
Lenders can fund their Digital Wallet with Cash at a Physical ATM machine or using their Debit Card (in the app).
STEP 3
Earn Interest, Collect Assets, & Build Wealth
Money is immediately available to withdraw at an ATM or for use online with a Digital Debit Card.
"If Loan is not paid by due date the Borrower is in Default & Collateral is immediately given to Lender"

How Crypto$hare Works

Crypto$hare

Users will go on the App or ATM and immediately have access to Lend or Borrow using Collateral!

Blockchain Smart Locker Technology (think Amazon Lockers) allows Borrowers to use physical assets as Collateral.


ATM

Digital & Physical Assets for Collateral



Vehicle Titles
Real Estate Titles
Commodities
Jewelry
Electronics
NFTs
For Physical Assets, the Borrower will place in Blockchain Smart Locker until the loan is paid in full. If Borrower defaults, the Lender can pick up the Physical Collateral from the locker or have it mailed to them.
For Digital Assets, the Borrower will place in Crypto$hare Escrow until the loan is paid in full. If Borrower defaults, the Digital Collateral will be sent to the Lenders Digital Wallet.

How Crypto$hare Works

	BANK LOANS	PAWN SHOP LOANS	PAYDAY LOANS	CRYPTOSHARE LOANS
Interest Rates	6% - 36%	12% - 240%	300% - 500%	10% - 20%
Minimum Credit Score	550	0	0	0
Typical Waiting Period	1-10 Days	Instantly	Instantly	Instantly
Currency choices	Digital & Cash	Cash	Digital & Cash	Digital & Cash
Peer to Peer Lending	No	No	No	Yes
Collateral Choices	Physical Assets & Digital Assets	Physical Assets	None	Physical Assets & Digital Assets
Bank Account Needed	Yes	No	Yes	No



CRYPTO$HARE

$1000
Cryptoshare
Borrow Money
Lend Money
No Credit Check
Instant Approval
Affordable Payment Plans
Earn Passive Income
Lend and Borrow Anonymous
We are a Non-Custodial Anonymous Peer to Peer Lending Crypto Exchange
"We Do Not Share Personal Information!"

CRYPTO$HARE

Why Invest in CryptoShare?!
CryptoShare
THE APPLICATION
A Crypto Loan platform specifically targeted for Minorities & Underserved communities throughout the USA, Africa, and South America!
PEER TO PEER CRYPTO LENDING
Allows individuals to borrow and lend Crypto or Fiat currency to people around the world!
TARGET MARKET
The global Peer to Peer Lending Market is expected to grow to 558.91 billion U.S. dollars by 2027 with a Compound Annual Growth rate of 29.7% around the world!
ATM
PEER TO PEER ATMS
We want to utilize atms to allow users to instantly lend and borrow crypto or fiat currency for immediate use!
WAITING LIST
We have an interested waiting list of potentially thousands of users from our mailing list and online communities ready to use our platform!
NON CUSTODIAL EXCHANGE
This means all transactions will be Wallet to Wallet, Confidentially with no Credit Check making the possibility of being Hacked almost non existent!

CRYPTO$HARE BENEFITS

- Creates a digital wallet to hold funds instead of a traditional bank account!
- Guaranteed account approval!
- No Credit Checks to open up a Crypto$hare account or Borrow money!
- Reduced Technology Costs for Banks!
- Extends reach to underserved areas and market segments!



believe in the project as I am in a quest to invest in people and the advancement of humanity continually. As a successful entrepreneur myself, I know how important it is to provide mentorship and funding for innovative projects. I have watched this project develop and didn't hesitate when asked to be the lead investor. I am in close contact with the Founder, and every time I have a question, he answers them. I genuinely believe in the vision of the Founder and CryptoShare

Invested $5,000 this round

Learn about Lead Investors



CUSTOMER VALIDATION

- Peer to Peer Lending Global Market worth $67.9 Billion yearly (Allied Market Research)

- Serviceable Addressable Market is the Americas worth over $8.9 Billion (Statista)

- **Crypto$hare value proposition is $534 Million!**

- Serviceable Obtainable Market Share is 6% (worth $534 million) includes:

    - USA

    - South America

        - Colombia (most cryptocurrency ATMs in South America)

        - (Primarily Argentina, Brazil, Chile, Peru, Uruguay, El Salvador)

FINANCIAL MODEL

- **We primarily will make money by platform transaction costs. Each transaction on our platform will generate a payment to our platform!**

- Competitors make around $10 - $15 million a year in less than 5 years, with similar financial models!



Founder

Anade Davis – **Email@Worlddatascience.tech**

Graduated from University of South Carolina and attended Graduate school at New York Institute of Technology in Manhattan, New York.

He has experience working with Data Science Tech companies such as: IBM, Chegg, Thinkful, Tech Talent South, Springboard, and General Assembly!

Financial Data Scientist & Fintech Visionary!



Chief Compliance Officer

Byron Sullivan

Graduated with a Masters from the University of Maryland and has over 10 years of experience in Finance Industry as an Accountant.

Years of Experience working with Banks, Credit Unions, and Financial Advisory Firms.

Proud member of Kappa Alpha Psi Fraternity Inc!



Chief Marketing Officer

Tony Lawson



Bachelor's degree in Marketing from Howard University

Has over 20 years of experience in the fields of marketing and technology sales.

CEO & Co Founder of SHOPPE BLACK (Global Audience of 400,000 people)

Advisor

Safir Monroe



Graduated from Howard University as an Engineer. Founder of Undelay Application.

He has 6 years of experience as a Infrastructure and Full Stack Engineer with companies such as NCR, JP Morgan, and Delta!

Serial Entrepreneur & Angel Investor!

Lead Data Engineer

Brandon Oppong- Antwi



Graduated from University of North Carolina and Instructor at MIT (Massachusetts Institute of Technology).

He has tremendous experience in the field of Financial Data Science with the World Data Science Institute, MIT, and US Dept of Veteran Affairs!

Statistician & Financial Data Engineer!

believe in the project as I am in a quest to invest in people and the advancement of humanity continually. As a successful entrepreneur myself, I know how important it is to provide mentorship and funding for innovative projects. I have watched this project develop and didn't hesitate when asked to be the lead investor. I am in close contact with the Founder, and every time I have a question, he answers them. I genuinely believe in the vision of the Founder and CryptoShare

Invested $5,000 this round

Learn about Lead Investors

Data Science Manager

Chris Rutherford



Graduated with a Masters in Statistics.

He has brilliant experience with Mathematics, Statistics, and Financial Data Science. He is an expert in statistics and building Financial Applications.

Statistician & Financial Data Scientist!

Data Analyst

Shailee Desai

Bachelors in Computer Engineering.

A rising star with excellent experience in Data Science and Machine Learning.

Data Analyst & Computer Engineer!



Data Science Researcher

Harleen Kaur

Bachelors in Computer Engineering.

She brings her experience in Mathematics, Astronomical Science, Statistics, Data Science, and Machine Learning.

Data Science Researcher & Computer Engineer!

